===============================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 3
                                 TO FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

                         Under Section (12) or (g) of
                      The Securities Exchange Act of 1934

                          ENTERPRISES SOLUTIONS, INC.
                (Name of small business issuer in its Charter)


             Nevada                                          88-0232148
(State or other jurisdiction of                           (I.R.S. Employer
 Incorporation or organization)                          Identification No.)

140 Wood Road, Suite 200, Braintree Massachusetts               02184
    (Address of principal executive offices)                   (Zip Code)


          Issuer's telephone number, including area code: 781-356-4387

                             ---------------------
                                   Copies to:
                                 John A. Solomon
                           Enterprises Solutions, Inc.
                            140 Wood Road, Suite 200
                         Braintree, Massachusetts 02184

Securities to be registered pursuant to Section 12(b) of the Act:



                                                      Name of each exchange
 Title of each class to be so registered     on which each class is to be Registered
-----------------------------------------   ----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                 COMMON STOCK
                                (Title of Class)

===============================================================================

                          ENTERPRISES SOLUTIONS, INC.
                 (General Form for Registration of Securities
                   of Small Business Issuers on Form 10-SB)

                                                                     Page
                                                                     -----
PART I
Management .......................................................    2


AS DETAILED IN THE COMPANY'S FORM 8-K, FILED APRIL 8, 2000, IN ITS FORM 10-KSB, AMENDMENT NO. 3 TO WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON OCTOBER 4, 2000, AND IN ITS FORM 8-K FILED OCTOBER 16, 2000, THE COMPANY HAD BEEN IN LITIGATION WITH THE COMMISSION CONCERNING, INTER ALIA, THE ACCURACY AND COMPLETENESS OF CERTAIN OF ITS FILINGS WITH THE COMMISSION. AS A PART OF THE SETTLEMENT NEGOTIATIONS WITH THE COMMISSION ON THESE ISSUES, THE COMPANY AGREED TO FILE AMENDMENT NO. 2 TO ITS FORM 10-SB. AMENDMENT NO. 2, WHICH WAS FILED ON OCTOBER 4, 2000, PURSUANT TO THE COMPANY'S NEGOTIATIONS WITH THE COMMISSION, AMENDED ONLY THE INFORMATION SET FORTH UNDER THE CAPTION "MANAGEMENT" IN PART I OF AMENDMENT NO. 1 TO THE COMPANY'S FORM 10-SB. IN ORDER TO PRESERVE THE NATURE AND CHARACTER OF THE DISCLOSURES SET FORTH IN THE COMPANY'S FORM 10-SB AS OF JANUARY 4, 2000, THE DATE ON WHICH AMENDMENT NO. I TO THE FORM 10-SB WAS FILED, NO ATTEMPT WAS MADE IN AMENDMENT NO. 2 TO THE FORM 10-SB TO MODIFY OR UPDATE DISCLOSURES EXCEPT AS DESCRIBED ABOVE.

THIS AMENDMENT NO. 3 TO THE COMPANY'S FORM 10-SB FURTHER SO AMENDS AND SUPPLEMENTS CERTAIN INFORMATION DISCLOSED IN AMENDMENT NO. 2 TO THE FORM 10-SB.

FOR CURRENT INFORMATION CONCERNING THE COMPANY, REFERENCE IS MADE TO THE COMPANY'S AMENDMENT NO. 3 TO ITS FORM 10-KSB, FILED WITH THE COMMISSION ON OCTOBER 4, 2000, ITS FORM 8-K, FILED OCTOBER 16, 2000, AND ITS FORM 10-QSB, FILED NOVEMBER 14, 2000.

                                 MANAGEMENT

     The Officers and Directors of the Company are as follows:

           Name               Age                     Title
           ----               ---                     -----
John A. Solomon               50     President and C.E.O*

Wayne B. Kight                48     Executive Vice President/Operations*

Roger Raymond Schell          59     Executive Vice President/ Engineering

Gary S. Baker                 52     Vice President/ Engineering

Richard A. Lee II             50     Vice President/Business Development

Jeffrey M. Moritz             54     Treasurer*

Nina Cannon                   41     Secretary*

------------
* Indicates Directors

     John A. Solomon has served as the Company's President and Chief Executive Officer since September, 1999. Mr. Solomon also is a member of the Company's Board of Directors. Prior to his appointment to his positions with the Company, from 1979 to 1995, Mr. Solomon was the President and Chief Executive Officer of Computer Engineering Associates, Inc. ("CEA"), a systems integration and security technology company. In November, 1995 CEA filed a petition for voluntary bankruptcy which resulted from cash flow problems CEA encountered related to several bonded construction projects CEA performed. Because Mr. Solomon personally indemnified the bonding companies who insured CEA's construction projects, Mr. Solomon was forced to file for personal bankruptcy in February, 1997. Mr. Solomon was discharged from his personal bankruptcy in May, 1999.

     Wayne B. Kight has been Executive Vice President and Director of the Company from June 1998 to present. He was Vice President of Homeowners Financial Corp., a mortgage banking company, from May 1994 to June 1998 (this corporation filed for Chapter 11 Bankruptcy in 1997 and for Chapter 7 Bankruptcy in 1998). Mr Kight had his own consultancy practice from 1998 to 1999. He is also on the Board of Directors of American ATM, Corp.

     Dr. Roger Raymond Schell has been Executive Vice President and President of the Company's SSS Division since August 1999. From 1994 to August 1999 he was a Senior Manager for Novell, Inc., a software security company.

     Dr. Roger R. Schell, shall administer to the division in accordance with the established policy and guidelines of the corporation. Additionally, Dr. Schell will perform mentoring and technical direction to the engineering staff. Dr. Schell has over 35 years of accomplishment in the managing development of high quality software and software engineering techniques. He has delivered major Internet security enhancements in the world's leading network operating systems.

     Gary S. Baker has been Vice President and Director of Engineering of the Company since August 1999. He was a Senior Engineer at Stratus Computer from 1993 to 1996, a Senior Engineer and Manager at Novell Computer from 1996 to 1998 and Director of Engineering at Sistrex from 1998 to 1999. He also serves as a director of the Company's Secure Systems Solutions Division.

     Richard A. Lee II has been Vice President of Business Strategy of the Company since August 1999. He was the Senior Technical Research Engineer at Novell, Inc. from 1990 to 1998.

     Jeffrey M. Moritz has been Treasurer and Director of the Company since June 1998. Mr. Moritz ran his own accounting firm until January 1998 and also is a Partner at the Saugus Group, a Management Consulting firm. Mr. Moritz filed for bankruptcy in 1993 and was discharged in 1994. His CPA license was revoked by the Commonwealth of Massachusetts for three years as of February 1, 1997 as a result of a Consent Agreement regarding the alleged sale of securities without a license, under which he consented to jurisdiction, paid minimum court fees of $500 and agreed to cease activities, without an admission of guilt. This agreement does not impact on his ability to apply for and be granted a license to sell securities.

     Mr. Moritz is not the Jeffrey M. Moritz that was named as a defendant in the proceeding initiated by the Securities and Exchange Commission in 1995 against The Trust Group, Ltd. in the U.S. District Court for the Eastern District of Kentucky. The Company's Amendment No. 2 to its Form 10-SB, filed October 4, 2000, incorrectly stated that Mr. Moritz was a defendant in that proceeding.

     Nina Cannon has been Secretary of the Company since September 18, 1999 and a director since September 1, 1999. She was Director of Account and Contract Management of Nortel Networks Telecommunications from December 1988 until November 1997 and from December 1997 to September 1999 she was Vice President of Operations, Sales and Planning at Lucent Technologies Telecommunications. Ms. Cannon is currently an independent consultant.

Employment Agreements

     The Company has entered into employment agreements with Dr. John A. Solomon, Dr. Roger R. Schell, Gary S. Baker and Richard A. Lee II. Each agreement has a term of three years commencing on August 1, 1999 for Messrs. Schell, Baker and Lee and commencing September 15, 1999 for Dr. John A. Solomon. The agreements provide for a base salary of $200,000 for Dr. Solomon, $150,000 for Dr. Schell and $120,000 for Messrs. Baker and Lee. The agreements also provide for stock to be issued to each of the employees and held in escrow until such issuance.

         The Company has entered into an employment agreement with John A. Solomon, the term of which is for three years from September 15, 1999. The agreement provides for Mr. Solomon's employment as the President and Chief Executive Officer of the Company at an annual salary of $200,000, which would be increased to $500,000 once the Company receives funding in the amount of $10,000,000 (the "Funding Event"). The agreement provides for bonuses as determined by the Board of Directors at the sole discretion of the Board, but not less than 7% of the Net Before Tax corporate profits in each year of employment. Under the agreement, Mr. Solomon is entitled to borrow up to $750,000 from the Company on a secured basis, all loans being repayable within 10 years of the first loan being taken out, and with the Company's stock as collateral in value at least equal to 125% of the loan amount, the amount of stock to be held as collateral to be adjusted monthly based on the price for the stock in the market. On June 2, 2000, Mr. Solomon borrowed $650,000 under this provision. This loan bears interest at the rate of 7% per annum, is due ten years from the drawdown date, with interest only payable monthly until maturity. The loan is secured by the pledge of all shares of common stock of the Company and options to purchase common stock held by Mr. Solomon. The agreement provides for the issuance of 225,000 shares of common stock of the Company to Mr. Solomon in three installments of 75,000 shares each at the end of each year of employment completion; the right to the first installment vested as of execution of the employment agreement and is to have been issued by December 31, 1999. As of September 19, 2000, no shares had been issued under these provisions. Shares issued thereunder are to be issued at no cost to Mr. Solomon and could be issued as restricted stock or pursuant to the Company's 2000 Restricted Stock Plan. If the Funding Event condition is satisfied, Mr. Solomon is entitled under the agreement to be issued an additional 275,000 shares of common stock at the time of the resulting increase in his salary.

Executive Compensation

         During the fiscal year ended December 31, 1999, Mr. John A. Solomon was paid, through ACG Inc., a company wholly owned by him, consulting fees of $49,999.98, and expense reimbursements of $9,575.45; no salaries in excess of $100,000 per year have been paid to any other executive officer or director of the Company.

Transactions with Management and Others

         Omega Funding, Inc., a corporation that the Company is advised is 100% owned by Nina L. Cannon, a former director of the Company and the daughter of Herbert S. Cannon, made loans to the Company aggregating $94,500 in 1999, and an additional loan of $23,000 on February 24, 2000. In December, 1999, Nina L. Cannon also made a personal loan to the Company in the amount of $22,000, which was repaid in January, 2000. In 1999, Omega Funding was also assigned an additional loan made to the Company by ATM Site Locators Inc. in the amount of $10,000. In connection with Ms. Cannon's resignation as a director, all of the loans held by Omega Funding, Inc., aggregating $127,500, were repaid on June 29, 2000, with interest in the amount of $5,243, and the Company agreed to indemnify Ms. Cannon in accordance with Nevada law against liabilities arising from her having served as a director and officer of the Company.

         Dr. Roger Raymond Schell, a former officer of the Company, is a shareholder in Gemini Computers, Inc. with which the Company had a teaming agreement.

          On June 2, 2000, John A. Solomon, Chairman and Chief Executive Officer, borrowed $650,000 from the Company pursuant to his employment agreement. The loan bears interest at the rate of 7% per annum, is due ten years from the drawdown date, with interest only payable monthly to maturity, and is secured by all stock and options to purchase stock of the Company held by Mr. Solomon.

Promoter and Former Control Person

     In recent years, Herbert S. Cannon acted as a general business consultant to management pursuant to consulting agreements dated July 1, 1998, and January 7, 2000. As a consultant, Mr. Cannon performed a significant management role for the Company primarily with respect to raising capital for the Company and in interviewing and selecting management candidates, including Wayne B. Kight, the former CEO and President, and John A. Solomon, the current CEO and President. Mr. Cannon's consulting agreement entitled him to the payment of $3,000 per month and under both agreements provision is made for a total award of 300,000 shares of common stock in exchange for his services. The Company is evaluating its obligation to issue these shares to Mr. Cannon. Through World Net Communications, of which Mr. Cannon is, to the knowledge of the Company, the sole owner, Mr.Cannon owns 75,000 shares of common stock and in 1998 purchased warrants to purchase 150,000 shares of common stock. See "Security Ownership of Certain Beneficial Owners and Management" in Amendment No. 3 to the Company's Form 10-KSB filed October 4, 2000. In addition, Mr. Cannon owns 150,000 shares of common stock through Romsley Limited, of which Mr. Cannon is the sole owner. Since January 1, 1999, the Company has paid Mr. Cannon approximately $111,257 in consulting fees, expense reimbursements and other compensation (including a $16,000 reimbursement for a loan made by Mr. Cannon on behalf of the Company to Infotex Holdings, Ltd. and including certain expenses incurred by the Company's Monterey, California, office that Mr. Cannon paid for with his personal credit card). The Company may have made other payments to entities controlled by Herbert S. Cannon. Mr. Cannon may be deemed a "promoter" and/or a "controlling person" of the Company, as those terms are defined under the Securities Act of 1933 and the Securities Exchange Act of 1934. John A. Solomon, the Company's Chief Executive Officer, upon authorization of the Board of Directors, terminated Mr. Cannon's consulting arrangement effective March 20, 2000.

     Mr. Cannon also acted as a general business consultant to Infotex Holdings, Ltd., which the Company agreed to acquire in March 1999. In July 1999, the Company cancelled its agreement to acquire Infotex. In August 1999, certain investors in Infotex were afforded the opportunity to participate in a private placement of the Company's common stock at a low per share price. The Company is evaluating the terms and conditions of that private placement in relation to other private sales of common stock in that period. In the months preceding October, 1999, certain unauthorized press releases concerning the Company were issued. Mr. Cannon appears to have played a role in the drafting and dissemination of these press releases. These press releases contained, among other things, revenue projections and statements about contracts purportedly awarded to the Company. The Company did not authorize the press releases, and did not realize the projections nor was it awarded the contracts referred to therein.

     In addition, in a lawsuit described elsewhere (see "Legal Proceedings" in said Amendment No. 3), the Securities and Exchange Commission has alleged, among other things, that Mr. Cannon, through several offshore entities, including one listed under the heading "Security Ownership of Certain Beneficial Owners and Management" in said Amendment to the Company's Form 10-KSB, is a beneficial owner of more than 5% of the Company's outstanding common stock. That issue is being litigated in court between the Commission and Mr. Cannon. Mr. Cannon has denied these allegations. In August, 1987, the Securities and Exchange Commission issued an order barring Mr. Cannon from the securities industry. In 1988 and again in 1993, in separate civil cases brought by the Commission, federal courts entered final judgments enjoining Mr. Cannon from violating certain provisions of the federal securities laws. In addition, in 1985, Mr. Cannon pleaded guilty to a charge of conspiracy to defraud the United States in the collection of income taxes. In 1987, a New York state court found Mr. Cannon guilty under that state's larcency statute while handling funds from a chartered bank. He also pleaded guilty in that proceeding to two misdemeanor counts of failure to file state tax returns. In 1988, Mr. Cannon pleaded guilty to one count of conspiracy to defraud the federal government. In 1994, he was sentenced by the U.S. District Court, Newark, New Jersey, to five years probation, and was ordered to pay $10,000 in court costs and engage in 500 hours of community service, for participation in a transaction which involved the sale of fraudulent coal mine tax shelters to investors where the West Virginia coal mines at issue did not engage in actual mining operations.

                                   SIGNATURE


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.


Dated: November 17, 2000


                                                    Enterprises Solutions, Inc.


                                                    /s/ John A. Solomon
                                                    ---------------------------

                                                    John A. Solomon

                                                    President & CEO